Form 4
1.   Name and Address of Reporting Person -- Kellogg, Peter
     R.
                            C/O Spear, Leeds & Kellogg
                            120 Broadway
                            New York, New York 10271

2.   Issuer Name and Ticker or Trading Symbol -- The Ziegler
     Companies, Inc. (ZCO)
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year -- April, 1998
5.   If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person to Issuer -- Director and 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $1.00 Par Value
2.   Transaction Date. -- April 27, 1998.
3.   Transaction Code -- V.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 450. (Stock issued on April 27, 1998 with two-year restriction, in lieu of $11,000 in director retainer fees.)
          (A)  or (D) = A.
          Price 24.625.
5    Amount of Securities Beneficially Owned at End of Month
     = 101,050.
6    Ownership Form -- (D).
7    Nature of Indirect Beneficial Ownership -- N/A.
5.   Amount of Securities Beneficially Owned at End of Month
     100,000.
6.   Ownership Form (I).
7. Nature of Indirect Beneficial Ownership - Cynthia Kellogg, Mr. Kellogg's spouse. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 150,000
6.   Ownership Form -- (I)
7. I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 50,000.
6.   Ownership Form (I).
7. Peter R. and Cynthia K. Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.